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RECEIVED
2008 FEB -8 A 11:52

File No. 82-34816
January 25, 2008

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Dissolution of Subsidiary by the Company's Subsidiary (SEGA CORPORATION) (Dated January 25, 2008)

Yours truly,

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

January 25, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Dissolution of Subsidiary by the Company's Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORATION. ("SEGA"), a subsidiary of the Company, have determined to dissolve SEGA's subsidiary, Sega Amusements Singapore Pte. Ltd., as described below:

Description

1. Outline of the subsidiary:

(1)	Company Name:	Sega Amusements Singapore Pte. Ltd.
(2)	Location of head office:	152 Beach Road #02-05/06 The Gateway East Singapore 189721
(3)	Representative:	Yoshiharu Suzuki
(4)	Business:	Importing, Exporting and Domestic Sales of Amusement machines
(5)	Establishment:	December 27, 2006
(6)	Capital:	1,920,614 Singapore Dollar
(7)	Shareholder:	SEGA CORPORATION 100%
(8)	Schedule of Dissolution:	The date of dissolution is not fixed yet. The liquidation procedure is to be taken promptly after resolution for dissolution at Sega Amusements Singapore Pte. Ltd.

2. Reason for the dissolution:
We determined this dissolution for global business optimization.

3. Impact on operating results:

The said dissolution will have no significant impact on the Company's consolidated operating results.

- END -

END